Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: February 4, 2026

The following are excerpts of the transcript of Boston Scientific Corporation’s Q4 2025 Earnings Call held on February 4, 2026:

04-Feb-2026

Boston Scientific Corp. (BSX)

Q4 2025 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to the Boston Scientific Fourth Quarter 2025 Earnings Call. All participants will be in listen-only mode. After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded.

I would now like to turn the conference over to Lauren Tengler, Vice President, Investor Relations. Please go ahead.

Lauren Tengler

Vice President-Investor Relations, Boston Scientific Corp.

Thank you, Drew, and thanks to everyone for joining us. With me today are Mike Mahoney, Chairman and Chief Executive Officer; Jon Monson, Executive Vice President and Chief Financial Officer. During the Q&A session, Mike and Jon will be joined by our Chief Medical Officer, Dr. Ken Stein. We issued a press release earlier this morning announcing our Q4 and full-year 2025 results, which included reconciliations of the non-GAAP measures used in this release. The release as well as reconciliations of the non-GAAP measures used in today’s call can be found on the Investor Relations section of our website.

Please note that on the call operational revenue excludes the impact of foreign currency fluctuations, and organic revenue further excludes certain acquisitions and divestitures, for which there are less than a full period of comparable net sales. Guidance excludes the previously announced agreement to acquire Valencia Technologies Corporation, which is expected to close in the first half of 2026 and Penumbra, which is expected to close in 2026, each subject to customary closing conditions. For more information, please refer to the Q4 Financial and Operating Highlights deck, which may be found on the Investor Relations section of our website.

On this call, all references to sales and revenue are organic, and relative growth is compared to the same quarter of the prior year unless otherwise specified. This call contains forward-looking statements regarding, among other things, our financial performance, business plans, and product performance and development. These statements are based on our current beliefs, using information available to us as of today’s date, and are not intended to be guarantees of future events or performance. If our underlying assumptions turn out to be incorrect or certain risks or uncertainties materialize, actual results could vary materially from those projected by the forward-looking statements.

Factors that may cause such differences are discussed in our periodic reports and other filings with the SEC, including the Risk Factors section of our most recent Annual Report on Form 10-K. Boston Scientific disclaims any intention or obligation to update these forward-looking statements, except as required by law. In addition, this call does not constitute an offer to sell or the solicitation of any offer to buy any securities or solicitation of any vote or approval in connection with the proposed transaction with Penumbra. Boston Scientific will file the SEC, a registration statement on Form S-4 containing a proxy statement of Penumbra and a prospectus of Boston Scientific that will contain important information about Penumbra, Boston Scientific, the proposed transaction, and related matters.

At this point, I’ll turn it over to Mike.

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

[ . . . ]

Our Cardiovascular segment delivers 16% growth operationally and organic in fourth quarter and 22% operationally and 21% organic on a full-year basis. In January, we announced the agreement to acquire Penumbra, which is expected to close in 2026. Penumbra offers a highly differentiated portfolio that operates in high-growth segments where Boston Scientific lacks offerings, including mechanical thrombectomy and neurovascular. The deal is both strategically and financially attractive to Boston Scientific and delivers significant value to patients and customers globally.

[ . . . ]

Jonathan Richard Monson

Executive Vice President & Chief Financial Officer, Boston Scientific Corp.

[ . . . ]

As of December 31, 2025, we had cash on hand of $1.965 billion, and our gross debt leverage ratio was 1.9 times. Following the announcement of our agreement to acquire Penumbra, all three major rating agencies affirmed our single A minus equivalent credit rating. Additionally, Fitch Ratings upgraded our outlook from stable to positive. Our capital allocation priority remains strategic tuck-in M&A, followed by share repurchases. In alignment with this strategy, we recently closed the acquisition of Nalu Medical, which is complementary to our Neuromodulation Pain franchise.

Additionally, we announced agreements to acquire Valencia Technologies and Penumbra, which upon close, will enable Boston Scientific to enter strategic adjacencies within our Urology and Cardiovascular businesses, respectively. Our legal reserve was $242 million as of December 31, with $46 million already funded through our qualified settlement funds.

[ . . . ]

QUESTION AND ANSWER SECTION

[ . . . ]

Operator

The next question comes from Patrick Wood with Morgan Stanley. Please go ahead.

Patrick A. Wood

Analyst, Morgan Stanley & Co. LLC

Beautiful. Thank you for taking the question. I’d love to hop off essentially from that topic. And if I zoom out, there’s been a ton of money spent building out people’s vascular sales forces. Obviously, the proposed transaction on your side, but some of your peers too in the last kind of 18 months. And I guess, as I was reflecting on that, I was like how much is that going to help things like SEISMIQ and the IVL side and TCAR, building out that force in a larger way? And then, equally, are there things coming down the pipe over and above AGENT that we can’t see on the Vascular side that’s causing a lot of money to be deployed in acquiring and building out sales forces there? Thanks.

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

I’m not sure I quite get the question. I would say on the commercial side, we have tremendous scale in our PI business commercially and within our Interventional Cardiology business. We’re combining the reporting structure of this business units together. So, we’re very much market leaders in that area. The announcement of Penumbra, as we talked about, is really exciting for us. It gets us into new high growth markets in PE and Neurovascular, just to name a few, with a highly scaled sales force.

[ . . . ]

Operator

The next question comes from Josh Jennings with TD Cowen. Please go ahead.

Joshua Jennings

Analyst, TD Cowen

Hi, good morning. Thanks for taking the question. And Mike, it’s only been a couple of months since the Investor Day, and I think just wanted to hear about your confidence level in hitting your LRP targets through 2028, specifically the 10% plus organic revenue growth goal. Throughout this call, I think your confidence level is clear that that 2026 guidance is achievable. But any updates just on your confidence level through the LRP and the double-digit organic revenue growth target? Thanks for taking the question.

Michael F. Mahoney

Chairman & Chief Executive Officer, Boston Scientific Corp.

Yeah, it hasn’t changed. If we’re doing our Investor Day today, we’d get the same numbers, 10% plus 2026 to 2028, 150 bps of margin improvement, a strong double-digit EPS growth even within that. And then, we think Penumbra further enhances our WAMGR and further strengthens the company beyond that. So, really, no change of position here. Our whole key to our business is being in fast growth markets, which we’ve demonstrated. We anticipate in that time horizon the WAMGR gets closer to 9%. Penumbra actually could slightly even improve that once that closes by a small margin, but slightly improve it. And excluding Penumbra, we’re very comfortable with those LRP goals as we’ve stated.

[ . . . ]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. These forward-looking statements include, among other things, statements regarding the financial and business impact of the Transaction and anticipated benefits of the Transaction, the closing of the Transaction and the timing thereof, business plans and strategy, product launches and product performance and impact, clinical programs, and expected financial results. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this communication. As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: economic conditions, including the impact of foreign currency fluctuations; future U.S. and global political, competitive, reimbursement and regulatory conditions, including changing trade and tariff policies; geopolitical events; manufacturing, distribution and supply chain disruptions and cost increases; disruptions caused by cybersecurity events; disruptions caused by public health emergencies or extreme weather or other climate change-related events; labor shortages and increases in labor costs; variations in outcomes of ongoing and future clinical trials and market studies; new product introductions; expected procedural volumes; the closing and integration of acquisitions, including the ability to achieve the anticipated benefits of the proposed transaction and successfully integrate Penumbra’s operations; business disruptions (including disruptions in relationships with employees, customers or suppliers) following the announcement and/or closing of the proposed Transaction; demographic trends; intellectual property; litigation; financial market conditions; future business decisions made by us and our competitors; the conditions to the completion of the proposed Transaction, including the receipt of the required regulatory approvals and clearances, may not be satisfied at all or in a timely manner; and the closing of the proposed Transaction may not occur or may be delayed. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect each of the Company’s and Penumbra’s businesses and future operations, see Part I, Item 1A - Risk Factors in the Company’s and Penumbra’s respective most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may be updated in Part II, Item 1A - Risk Factors in Quarterly Reports on Form 10-Q each company has filed or will file hereafter.

The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements, except as required by law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Important Information and Where to Find It

In connection with the proposed Transaction, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, and Penumbra will mail the Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Penumbra may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR Penumbra WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Penumbra through the website maintained by the SEC at www.sec.gov. Security holders will be able to obtain free copies of the documents filed by the Company with the SEC on the Company’s website at investors.bostonscientific.com/ or by contacting Company Investor Relations at BSXInvestorRelations@bsci.com, or by calling 508-683-4479. Security holders will also be able to obtain free copies of the documents filed by Penumbra with the SEC on Penumbra’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Penumbra Investor Relations at investors@penumbrainc.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Penumbra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Penumbra’s stockholders in connection with the proposed Transaction. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when they are filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at investors.bostonscientific.com/.

Information regarding the Company’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000017/bsx-20250319.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000011/bsx-20241231.htm), in the Company’s Form 8-K filed on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000024/bsx-20250418.htm), in the Company’s Form 8-K filed on September 4, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000043/bsx-20250829.htm), and in the Company’s Form 8-K filed on October 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000048/bsx-20251022.htm).

To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Penumbra’s directors and executive officers is contained in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in Penumbra’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Penumbra’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000012/pen-20241231.htm) and in Penumbra’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of Penumbra’s securities by the directors and executive officers of Penumbra have changed from the amounts of securities of Penumbra held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.